UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022
Commission File Number 000-51138

GRAVITY Co., Ltd.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 03925, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

KPMG Samjong, our independent auditor for the fiscal year ended December 31, 2021 and December 31, 2020 for our consolidated financial statements in conformity with International Financial Reporting Standards as adopted by the Republic of Korea, or Korean IFRS, have conducted audits and expressed opinions with regards to the consolidated statements of financial position of Gravity Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2021 and December 31, 2020 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended at December 31, 2021 and December 31, 2020 expressed in Korean Won.

KPMG Samjong, our independent auditor for the fiscal year ended December 31, 2021 and December 31, 2020 has also conducted audits and expressed opinions with regards to the separate statements of financial position of the Company as of December 31, 2021 and December 31, 2020 and the related separate statements of comprehensive income, changes in equity, and cash flows for the year then ended at December 31, 2021 and December 31, 2020 expressed in Korean Won.

The audited consolidated financial statements and the audited separate financial statements are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: April 13, 2022

Exhibit Index

Exhibit No.	Description
99. 1	The Company’s Korean IFRS Consolidated financial statements as of and for the years ended December 31, 2021 and December 31, 2020 and the independent auditor’s report
99. 2	The Company’s Korean IFRS Seperate financial statements as of and for the years ended December 31, 2021 and December 31, 2020 and the independent auditor’s report